                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               CCH Incorporated
________________________________________________________________________________
                               (Name of Issuer)


                     Class B Common Stock, Par Value $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                  200597 20 1
        _______________________________________________________________
                                (CUSIP Number)

                  Douglas A. Doetsch, Mayer, Brown & Platt,
                    190 S. LaSalle St., Chicago, IL 60603,
                                 312/701-7973
                                     and
                 Theodore S. Lynn, Stroock & Stroock & Lavan,
                Seven Hanover Square, New York, NY 10004-2594,
                                (212) 806-6629
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 27, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-----------------------                                  ---------------------
CUSIP NO. 200597 20 1                                     PAGE 2 OF 21 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Shareholders listed on Exhibit 1

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                  (a) [X]
                                                                    (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            9,497,700.7/1/ /2/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             9,497,700.7/1/ /2/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10


------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,497,700.7/2/

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      57.9%/2/

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN, OO

------------------------------------------------------------------------------

/1/ The group as a whole has sole power, although there are no agreements between any members of the group as to how any shares should be voted or disposed of. The voting and dispositive powers of certain individual group members are shared between trustees of those members, as noted on Exhibit 2.

/2/ The reporting person will own zero shares after the consummation of the transaction contemplated by the Stock Option and Tender Agreement described in Item 4 below.

ITEM 1.   SECURITY AND ISSUER
          (a)  Name and Address of Issuer

               CCH Incorporated (the "Company")
               2700 Lake Cook Road
               Riverwoods, Illinois 60015

          (b)  Title and Class of Security

               Class B Common Stock, par value $1.00 per share

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Name of Person Filing

               Reference is made to Exhibit 1.

          (b)  Business Address

               Reference is made to Exhibit 1.

          (c)  Principal Occupation or Employment

               Reference is made to Exhibit 1.

          (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Reference is made to Exhibit 1.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

          Reference is made to the Stock Option and Tender Agreement dated as of November 27, 1995 (the "Option Agreement"), attached hereto as Exhibit 3, in response to this item.

     The Option Agreement. The following summary of the Option Agreement, a copy of which is filed as an Exhibit to the Schedule 13D and incorporated by reference herein, is qualified by reference to the full text of the Option Agreement.

     General. Pursuant to an Agreement and Plan of Merger dated as of November 27, 1995 (the "Merger Agreement") among CCH Incorporated (the "Company"), Wolters Kluwer nv (the "Parent") and WK Acquisition Sub, Inc. (the "Purchaser"), Parent agreed to commence a tender offer (the "Offer") at $55.50 per share, net to the seller, for all outstanding shares of Class A Common Stock and Class B Common Stock of the Company, to be followed by a merger (the "Merger") of the Purchaser with and into the Company. As a condition of the willingness of Parent to enter into the Merger Agreement, Parent required that certain members of the Thorne family owning shares of the Company (each a "Seller" and collectively the "Sellers") enter into the Option Agreement. The Sellers include trusts for the benefit of certain members of the Thorne family and individual members of the Thorne family.

     Agreement to Tender. Pursuant to the Option Agreement, the Sellers severally (and not jointly) have agreed to tender pursuant to the Offer, a total of 9,568,967 shares of Class A Common Stock owned by the Sellers, representing approximately 58% of the outstanding Class A Common Stock, and 9,497,701 shares of Class B Common Stock owned by the Sellers, representing approximately 58% of the outstanding Class B Common Stock (such Class A Common Stock and Class B Common Stock, collectively, the "Shares"). Each Seller severally has agreed to deliver to the Depositary, no later than the tenth business day following the date of the Offer, the appropriate Letter(s) of Transmittal together with the certificates for the Seller's Shares, if available, or a "Notice of Guaranteed Delivery," if the Seller's Shares are not available; provided, that each Seller has agreed to use all reasonable efforts to make such deliveries within five business days following the date of the Offer. Each of the Sellers has also severally agreed not to withdraw any Shares tendered into the Offer.

     Option to Purchase. Each Seller has also severally granted to the Purchaser an irrevocable option (the "Stock Option") to purchase all of such Seller's Shares legally and/or beneficially owned by such Seller at a purchase price equal to $55.50 per Share. The exercise period for the Stock Option commences on the later of January 2, 1996 and the termination or expiration of the Offer and ends ten business days after the later of such dates; provided, however, if the Merger Agreement terminates solely by reason of an offer for the Company being made for consideration that provides the stockholders of the Company a per Share value which in the good faith judgment of the Board of Directors of the Company provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger and as a result of which the Board of Directors of the Company is obligated in accordance with its fiduciary duty under applicable law, as advised by counsel, to terminate the Merger Agreement (a "Fiduciary Duty Termination"), such exercise period for the Stock Option would commence on the date of termination of the Merger Agreement and end ten business days thereafter.

     Conditions to Delivery of the Shares. The Option Agreement provides that the obligation of the Sellers to deliver the Sellers' Shares upon exercise of the Stock Option is subject to (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, as amended, applicable to the exercise of the Stock Option having expired or been terminated, (ii) there being no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the Stock Option or the delivery of the Sellers' Shares in respect of such exercise, and (iii) the Offer having expired or terminated without any Shares being purchased thereunder and without any violation of the Offer by Parent or the Purchaser.

     Representations and Warranties. The Option Agreement contains customary representations and warranties by each Seller, including those relating to (i) authority to enter into the Option Agreement and sell Shares owned by such Seller, (ii) no options, warrants or other purchase rights existing as to such Seller's Shares, (iii) good and marketable title to such Seller's Shares free and clear of all liens, claims, encumbrances and security interests, (iv) legality, validity and binding effect of the Option Agreement, and (v) no violation of agreements, judgments, laws, rules and regulations. The Option Agreement also contains various customary representations and warranties by Parent and the Purchaser, including those relating to authority to enter into the Option Agreement, the sufficiency of funds of Parent, legality, validity and binding effect of the Option Agreement and no violation of agreements, judgments, laws, rules and regulations.

     No Disposition of Sellers' Shares and No Acquisition of Shares. In the Option Agreement, each Seller severally has agreed that, except as contemplated by the Option Agreement, such Seller will, and none would offer or agree to, sell, transfer or otherwise dispose of, or create any security interest, pledge, option, right of first refusal, limitation on such Seller's voting rights or other encumbrance with respect to, such Seller's Shares. Each such Seller has also agreed that it will not, and will not offer to agree to, acquire any additional Shares or options, warrants or other rights to acquire Shares, without the prior written consent of the Purchaser.

     Covenants of Parent and the Purchaser. Each of Parent and the Purchaser has agreed that it will not sell, offer to sell or otherwise dispose of the Shares in violation of the Securities Act. Each of Parent and the Purchaser has also agreed that it will perform in all material respects all of its respective obligations under the Merger Agreement. Pursuant to the Option Agreement, Parent and the Purchaser have agreed that if Parent and the Purchaser exercise the Stock Option or any of their other rights under the Option Agreement at a time when the Merger Agreement has terminated, Parent and the Purchaser will effect a merger pursuant to which each outstanding Share (other than those held by Parent, the Purchaser, the Company or any subsidiary of the Company) shall be converted into the right to receive not less than $55.50 per Share, net to the selling stockholder, in cash at the earliest practicable date after the closing of the Stock Option.

     No Solicitation. Each Seller has agreed in the Option Agreement that it shall immediately cease any discussions or negotiations, if any, with any parties with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. Each Seller has also agreed that, from and after the date of the Option Agreement, no Seller will directly or indirectly solicit or initiate any Takeover Proposal from any person, or engage in discussions or negotiations relating thereto (including by way of furnishing information). Each Seller will promptly notify Parent of its receipt of any Takeover Proposal. As used in this Option Agreement, "Takeover Proposal" shall mean any proposal or offer, other than a proposal or offer by Parent or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

     Voting Agreement and Proxy. The Option Agreement provides that during the time the Option Agreement is in effect, each Seller will vote all such Seller's Shares (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. Each Seller also has agreed that if the Merger Agreement terminates by reason of a Fiduciary Duty Termination such Seller will (i) attend or otherwise participate in all stockholder meetings or actions by written consent, (ii) vote such Seller's Shares to enlarge the Board of Directors of the Company to enable the Purchaser to nominate a majority of the members of the Board of Directors, and (iii) vote such Seller's Shares so as to prevent the Company from taking certain actions provided for in the Merger Agreement. The Option Agreement further provides that in the event any Seller fails to vote any of such Seller's Shares in the manner prescribed in this paragraph, such Seller will be deemed to have irrevocably appointed the Purchaser as the proxy of such Seller pursuant to Section 212 of the Delaware General Corporation Law to vote and otherwise act (by written consent or otherwise) with respect to all of such Seller's Shares (other than to reduce the price paid pursuant to the Offer or the Merger or to otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or to reduce the obligations of Parent or the Purchaser thereunder). This irrevocable proxy expires if (x) the Offer expires or terminates without any Shares being purchased thereunder in violation of the terms of the Offer or (y) Parent or the Purchaser violates the terms of the Option Agreement.

     Termination. The Option Agreement will terminate, without any action by any of the parties, on the date on which the Merger Agreement terminates in accordance with its terms, except with respect to the exercise of the Stock Option. The Stock Option may be exercised after termination of the Merger Agreement on the terms described above under "Stock Option."

          Other than as described or as incorporated by reference in this statement on Schedule 13D or in the Schedule 14d-9 filed by the Company with the Securities and Exchange Commission on December 1, 1995 concerning the Offer and the Merger, the Reporting Person has no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in the NASDAQ National Market System;
          (i) causing a class of equity securities of the Company to become eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above in this paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Reference is made to Exhibit 2. After giving effect to the Stock Option and Tender Agreement, the Reporting Persons will own zero shares.

          (b) Reference is made to Exhibit 2. The Reporting Persons have sole voting and dispositive power with respect to 9,497,700.7 shares of Class B common stock, although the powers are shared with respect to some individual shareholders within the group.

          (c)  Reference is made to Item 4 above.

          (d)  Reference is made to Item 4 above.

          (e) The Reporting Persons will cease to be the beneficial owner of more than five percent of the class of securities after the consummation of the transaction contemplated by the Stock Option and Tender Agreement dated as of November 27, 1995.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except for the items previously reported in this statement on Schedule 13D, as amended, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.    Description
-----------    -----------

    1          Item 2: names and addresses of Reporting Persons.

    2          Item 5a and 5b: shareholdings of Reporting Persons.

    3          Stock Option and Tender Agreement dated as of November 27, 1995.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12/5/95 /s/ Oakleigh B. Thorne          12/5/95 /s/ Oakleigh B. Thorne
______________________________          ______________________________
OAKLEIGH B. THORNE,                     OAKLEIGH B. THORNE,
individually                            as Trustee of Trust
                                        U/W Oakleigh L. Thorne
12/5/95 /s/ Oakleigh B. Thorne          f/b/o Oakleigh B. Thorne
______________________________
OAKLEIGH B. THORNE,                     12/5/95 /s/ Oakleigh B. Thorne
as Trustee of Trust                     ______________________________
f/b/o Oakleigh B. Thorne                OAKLEIGH B. THORNE,
U/A dated 12/23/70                      as Trustee of Trust
                                        U/W Oakleigh L. Thorne
12/5/95 /s/ Oakleigh B. Thorne          f/b/o Charlotte T. Bordeaux
______________________________
OAKLEIGH B. THORNE,                     12/5/95 /s/ Oakleigh B. Thorne
as Trustee of Trust                     ______________________________
f/b/o Honore T. Wamsler                 OAKLEIGH B. THORNE,
U/A dated 12/23/70                      as Trustee of Trust
                                        U/W Oakleigh L. Thorne
                                        f/b/o Honore T. Wamsler
12/5/95 /s/ Oakleigh B. Thorne
______________________________          12/5/95 /s/ Oakleigh B. Thorne
OAKLEIGH B. THORNE,                     ______________________________
as Trustee of Trust                     OAKLEIGH B. THORNE,
f/b/o Charlotte T. Bordeaux             as Trustee of Trust
U/A dated 12/23/70                      U/W Oakleigh L. Thorne
                                        f/b/o Dorothy Forbes Thorne
12/5/95 /s/ Oakleigh B. Thorne
______________________________          12/5/95 /s/ Oakleigh B. Thorne
OAKLEIGH B. THORNE,                     ______________________________
as Trustee of Trust                     OAKLEIGH B. THORNE,
f/b/o Oakleigh B. Thorne                as Trustee of Trust
U/A dated 1/27/74                       U/A dated 12/15/76

12/5/95 /s/ Oakleigh B. Thorne          12/5/95 /s/ Oakleigh B. Thorne
______________________________          ______________________________
OAKLEIGH B. THORNE,                     OAKLEIGH B. THORNE,
as Trustee of Trust                     Trustee of
f/b/o Honore T. Wamsler                 Milbrook Tribute Garden Trust
U/A dated 1/27/74
                                        12/5/95 /s/ Oakleigh B. Thorne
12/5/95 /s/ Oakleigh B. Thorne          ______________________________
______________________________          OAKLEIGH B. THORNE,
OAKLEIGH B. THORNE,                     as Trustee of Trust
as Trustee of Trust                     U/W Margaret Parshall
f/b/o Charlotte T. Bordeaux             f/b/o Helen C. King
U/A dated 1/27/74
                                        12/5/95 /s/ Oakleigh B. Thorne
                                        ______________________________
                                        OAKLEIGH B. THORNE,
                                        as beneficiary of CCH
                                        Employees' Profit Sharing Plan

                                        12/1/95    /s/ Potter Palmer
                                        ______________________________
                                        POTTER PALMER,
                                        as Trustee of Trust
                                        f/b/o Oakleigh B. Thorne
                                        U/A dated 12/23/70

                                        12/1/95    /s/ Potter Palmer
                                        ______________________________
                                        POTTER PALMER,
                                        as Trustee of Trust
                                        f/b/o Honore T. Wamsler
                                        U/A dated 12/23/70

                                        12/1/95    /s/ Potter Palmer
                                        ______________________________
                                        POTTER PALMER,
                                        as Trustee of Trust
                                        f/b/o Charlotte T. Bordeaux
                                        U/A dated 12/23/70

                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        f/b/o Oakleigh B. Thorne
                                        U/A dated 1/27/74


                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        f/b/o Honore T. Wamsler
                                        U/A dated 1/27/74


                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        f/b/o Charlotte T. Bordeaux
                                        U/A dated 1/27/74


                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        U/W Oakleigh L. Thorne
                                        f/b/o Oakleigh B. Thorne


                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        U/W Oakleigh L. Thorne
                                        f/b/o Charlotte T. Bordeaux


                                        12/5/95  /s/ Robert Zelinski
                                        ______________________________
                                        CHEMICAL BANK,
                                        as Trustee of Trust
                                        U/W Oakleigh L. Thorne
                                        f/b/o Honore T. Wamsler

                                        12/4/95 /s/ John Akin
                                        ______________________________
                                        JOHN AKIN,
                                        as Trustee of Trust
                                        U/W Oakleigh L. Thorne
                                        f/b/o Dorothy Forbes Thorne

                                        12/4/95 /s/ Mark M. Collins
                                        -----------------------------
                                        MARK M. COLLINS,
                                        as Trustee of Trust
                                        U/A dated 12/15/76

                                        12/1/95 /s/ Oakleigh Thorne
                                        ----------------------------
                                        OAKLEIGH THORNE,
                                        as Trustee of
                                        Thorne GST Trust
                                        U/A dated 9/5/95

                                        12/1/95 /s/ Oakleigh Thorne
                                        ----------------------------
                                        OAKLEIGH THORNE,
                                        as Trustee of Oakleigh
                                        Hewson Thorne 1995 Trust
                                        U/A dated 9/5/95

                                        12/4/95 /s/ Henry Fleming Thorne
                                        ________________________________
                                        HENRY FLEMING THORNE,
                                        as Trustee of Maxwell
                                        Edward Thorne 1995 Trust
                                        U/A dated 9/5/95

                                        12/4/95 /s/ Henry Fleming Thorne
                                        ________________________________
                                        HENRY FLEMING THORNE,
                                        as Trustee of Alexander
                                        Lewis Thorne 1995 Trust
                                        U/A dated 9/5/95

                                        12/1/95 /s/ Daniel K. Thorne
                                        ----------------------------
                                        DANIEL K. THORNE,
                                        individually


                                        12/1/95 /s/ Daniel K. Thorne
                                        ----------------------------
                                        DANIEL K. THORNE,
                                        as Trustee of
                                        Daniel K. Thorne 1995
                                        Charitable Remainder Trust
                                        U/A dated 10/31/95

                                        12/1/95 /s/ Honore T. Wamsler
                                        -----------------------------
                                        HONORE T. WAMSLER,
                                        individually

                                        12/4/95 /s/ Theodore S. Lynn
                                        ______________________________
                                        THEODORE S. LYNN,
                                        as Trustee of
                                        Daniel K. Thorne 1995
                                        Charitable Remainder Trust
                                        U/A dated 10/31/95

                                        12/4/95 /s/ George Whalen, Jr.
                                        -------------------------------
                                        GEORGE WHALEN, JR.,
                                        as Trustee of Trust
                                        U/W Margaret Parshall
                                        f/b/o Helen C. King



                                        12/4/95 /s/ George Whalen, Jr.
                                        -------------------------------
                                        GEORGE WHALEN, JR.,
                                        as Trustee of
                                        Millbrook Tribute Garden Trust